**SOUVENEAR, LLC**

Unaudited Financial Statements For The Years Ended December 31, 2018 and 2017

March 19, 2019



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
SouveNEAR, LLC
Leawood, KS

We have reviewed the accompanying financial statements of SouveNEAR, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 19, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

**SOUVENEAR, LLC**
**BALANCE SHEET**
**DECEMBER 31, 2018 AND 2017**

_____

**ASSETS**

|  |  | 2018 |  | 2017 |
|---|---|---|---|---|
| **CURRENT ASSETS** |  |  |  |  |
| Cash | $ | 194,524 | $ | 28,774 |
| Inventory |  | 48,512 |  | 32,871 |
| TOTAL CURRENT ASSETS |  | 243,036 |  | 61,645 |
|  |  |  |  |  |
| **NON-CURRENT ASSETS** |  |  |  |  |
| Furniture & Equipment |  | 77,416 |  | 52,332 |
| Security Deposits |  | 7,775 |  | 3,750 |
| Other Assets |  | - |  | 48 |
| Accumulated Depreciation |  | (39,557) |  | (30,556) |
| TOTAL NON-CURRENT ASSETS |  | 45,634 |  | 25,574 |
|  |  |  |  |  |
| TOTAL ASSETS |  | 288,670 |  | 87,219 |

**LIABILITIES AND MEMBERS' EQUITY**

|  |  | 2018 |  | 2017 |
|---|---|---|---|---|
| **CURRENT LIABILITIES** |  |  |  |  |
| Accounts Payable |  | 89,807 |  | 43,363 |
| TOTAL CURRENT LIABILITIES |  | 89,807 |  | 43,363 |
|  |  |  |  |  |
| **NON-CURRENT LIABILITIES** |  |  |  |  |
| Notes Payable |  | 8,470 |  | 12,000 |
| TOTAL LIABILITIES |  | 98,277 |  | 55,363 |
|  |  |  |  |  |
| **MEMBERS' EQUITY** |  |  |  |  |
| Contributed Capital |  | 234,409 |  | 40,698 |
| Member Withdrawals |  | (18,677) |  | - |
| Retained Earnings (Deficit) |  | (25,338) |  | (8,842) |
| TOTAL MEMBERS' EQUITY |  | 190,393 |  | 31,856 |
|  |  |  |  |  |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 288,670 | $ | 87,219 |

**SOUVENEAR, LLC**
**INCOME STATEMENT**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Operating Income** | | |
| Sales, Net | $ 245,013 | $ 241,449 |
| Cost of Goods Sold | (136,040) | (138,289) |
| **Gross Profit** | 108,973 | 103,160 |
| **Operating Expense** | | |
| General & Adminstrative | 33,426 | 27,302 |
| Rent | 32,436 | 25,167 |
| Salaries & Wages | 29,557 | 13,678 |
| Legal & Professional | 14,990 | - |
| Depreciation | 8,991 | 10,523 |
| Selling & Marketing | 6,288 | 2,077 |
|  | 125,687 | 78,747 |
| **Net Income from Operations** | (16,714) | 24,413 |
| **Other Income (Expense)** | | |
| Interest Expense | (1,255) | (5,421) |
| **Net Income** | $ (17,968) | $ 18,992 |

**SOUVENEAR, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**
_____

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income (Loss) For The Period | $ (17,968) | $ 18,992 |
| Change in Inventory | (15,641) | 709 |
| Change in Accounts Payable | 46,444 | (6,634) |
| Depreciation | 9,001 | 10,523 |
| **Net Cash Flows From Operating Activities** | 21,835 | 23,590 |
| | | |
| **Cash Flows From Investing Activities** | | |
| Change in Furniture & Equipment | (25,084) | - |
| Change in Security Deposits | (4,025) | - |
| Change in Other Assets | 48 | - |
| **Net Cash Flows From Investing Activities** | (29,061) | - |
| | | |
| **Cash Flows From Financing Activities** | | |
| Change in Note Payable | (3,530) | 1,871 |
| Change in Contributed Capital | 193,711 | (16,689) |
| Change in Owner's Withdrawals | (18,677) | - |
| Retained Earnings Adjustment | 1,472 | - |
| **Net Cash Flows From Investing Activities** | 172,976 | (14,818) |
| | | |
| **Cash at Beginning of Period** | 28,774 | 20,003 |
| **Net Increase (Decrease) In Cash** | 165,750 | 8,772 |
| **Cash at End of Period** | $ 194,524 | $ 28,774 |

**SOUVENEAR, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017**

_____

|                                | 2018 | | 2017 | |
| ------------------------------ | ---: | --- | ---: | --- |
| Beginning Balance              | $ | 31,856 | $ | 29,553 |
| Capital Contributions          | | 193,711 | | - |
| Owner Withdrawals              | | (18,677) | | (16,689) |
| Net Income                     | | (17,968) | | 18,992 |
| Retained Earnings Adjustment   | | 1,472 | | - |
| Ending Balance                 | $ | 190,393 | $ | 31,856 |

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

SouveNEAR LLC ("the Company") is a limited liability company organized under the laws of the State of Missouri. The Company sells locally made souvenirs and keepsakes from vending machines in airports and other travel-oriented locations.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company records inventory at the lower of cost or market value. Management's experience suggests that losses due to obsolescence or spoliation of inventory are likely to be rare. Thus, no amount has been recorded in the financial statements as an allowance for worthless inventory.

Furniture and Equipment

Furniture and equipment includes vending machines and office equipment used by the Company in its regular operations. The Company capitalizes fixed assets with an original value of $1,000 or more, and a useful life of greater than one year. Depreciation is calculated on a double-declining basis over management's estimate of each asset's useful life.

Rent

The Company has agreements in place with various counterparties to host its vending machines in exchange for rental payments. The monthly rental payments vary between 8%-10% of gross monthly revenues.

The Company rents office space in Cincinnati, Ohio. The lease is on a month-to-month basis. The monthly rental payment amounts to $94.

The Company rents a storage unit in Cincinnati, Ohio. The lease is on a month-to-month basis. The monthly rental payment amounts to $125.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2016, 2017, and 2018 will remain subject to review by the US Internal Revenue Service for three years from the date filed or date due, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

6

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of this pronouncement did not materially affect the financial statements.

NOTE C- DEBT

In February 2018, the Company received a loan with a principle amount of $12,000. The loan has a term of six years. The interest rate varies between 6.25%-6.50% per annum. Monthly interest payments vary between $45-$60. The principle amount is due at maturity.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

*Level 1* - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
*Level 2* - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
*Level 3* - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

*Market approach* - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
*Income approach* - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
*Cost approach* - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 19, 2019, the date that the financial statements were available to be issued.